FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         November, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 2nd day of November, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES STRATEGIC INITIATIVES FOR 2006
Leveraging brand equity and focusing on innovation and growth

VANCOUVER, B.C., November 2, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) a marketer of premium alternative beverages, including Clearly Canadian® sparkling flavored water and Clearly Canadian O+2® oxygen enhanced water beverage, today announced its proposed business strategies and initiatives in an effort to once again establish itself as a leader in the New Age Beverage sector.

With a new financial partner in BG Capital Group Ltd., and new management in place, Clearly Canadian is looking to lead the alternative beverage sector by leveraging on its strong brand equity and history of innovation of products (which includes not only its core sparkling flavored water but also “Orbitz”, a unique, natural fruit-flavored beverage with colorful gel spheres that seemed to defy gravity, and “Reebok Fitness Water”, which was one of the initiators of the now burgeoning enhanced water category).

In the coming year, Clearly Canadian intends to focus on growth and innovation. Refinanced and corporately restructured, Clearly Canadian’s plans revolve around a number of strategic initiatives, including:

•	Returning to its roots of innovation by creating new and exciting products in growth segments of the New Age Beverage industry;
•	Creating a new presence for the Company’s core Clearly Canadian® sparkling flavored water with a refreshing new look for the brand that will trade on its established history;
•	Expanding on the Company’s private label business by utilizing its technical and quality assurance expertise;
•	Entering into profitable alternatives to further utilize the Clearly Canadian brand name, including licensing opportunities that could increase exposure of the brand;
•	Assembling an industry-wise Advisory Board that will enhance the Company’s strategies to market; and
•	Continuing to expand key relationships with distributors and retailers to improve availability of the Company’s products.
•	Returning to profitability through the successful implementation of our business strategies and other intended initiatives.

“Clearly Canada’s namesake isn’t the simple product of marketing—our well established trade name already enjoys strong recognition. We plan on leveraging our existing brand equity and awareness as we attempt to return to an improved leadership position in the New Age Beverage industry,” said Brent Lokash, President of Clearly Canadian Beverage Corporation. “In 2005, the Company raised in excess of US$5.7 million in equity financing. We now have a very strong financial partner in BG Capital Group who recognizes the depth and value of the Company’s commitment to broadening distribution and availability of brand Clearly Canadian and to exploring profitable alternatives to further utilize the Clearly Canadian brand name,” said Lokash.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and changes to its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Brent Lokash”
__________________________________
Brent Lokash, President

For further information please contact:

Valerie Samson, Manager, Communications	Clive Shallow, Manager, Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.